Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 333-173590

Explanatory Note: This filing on Form 425 amends a prior Form 425 filed on May 11, 2011 to correct a transcription error.

CSR PLC Q1 2011 Results US Analysts

Joep van Beurden

CEO

Good afternoon and welcome to CSR’s Q1 2011 results presentation.

My name is Joep van Beurden, CEO, and with me, Will Gardiner, our CFO.

Will and I will be making forward-looking statements. Actual results may differ for various reasons, such as listed on this slide.

The agenda, first I’ll give you the overview of Q1 performance and the progress we have made on our ‘Catalysts for Growth’ introduced on our Analyst day in 2010. I will then give you an update on the intended merger with Zoran, discuss outlook and go to Q&A.

So first, the Q1 overview. Our Q1 performance was in line with our guidance. Revenues of $163.9 million were slightly above the mid-point of our guidance range.

Our gross margin improved by 2.6% to 49.1% as our business mix is shifting towards higher margin products.

Our Q1 operating expense was higher than in Q1 2010 as we continue to invest in our road map.

We also saw the last of the Broadcom litigation expense.

Underlying EPS was $0.02. We made good progress on our ‘Catalysts for Growth’ in all our businesses.

The highlight clearly being the [indiscernible] design win in the smartphone segment with Huawei and the Samsung Galaxy S2.

Which brings us to the handset business unit. We had revenues of $68.3 million, a 28% decline relative to Q1 2010, and a decrease of 7% relative to Q4 2010. Our position in the handset market is improving. At our Capital Markets today we said that we are underexposed in smartphones and we are addressing that. The Smartphone design wins with Samsung and Huawei are good examples.

We are ramping with the CSR8010 a feature phone, as we said, but at the same time we are seeing weakness in some parts of the handset market.

In terms of our catalyst for growth we talked about in our Analyst day, Search .4 is penetrating the smartphone segment with design wins at Samsung and Huawei.

Search .5 is deep location technologies and our first 40-nanometer product and is back free evaluation in our labs ready to sample.

CSR9800 is on track. We have commitments from the Tier 1 smartphone manufacturer to be its lead customer. This is a committment not yet a design win.

In feature phones, the 8810 is ramping with Tier 1 customers.

Next let’s talk about our OREO and consumer electronics business unit.

We had revenues of $49.9 million, a 16% increase relative to Q1 of 2010 and a decrease of 11% relative to a seasonally strong Q4 2010. We are maintaining our market leadership in the headset segment, again very much focused on performance and differentiation. For example, we are enabling one of our customers to launch the world’s smallest headset.

In gaming we benefit from strong position and we’ll continue to build on this.

In terms of the catalyst for growth, we are doing equally well.

We talked about audio and gaming. A good illustration of our audio leadership is that we support 10 out of 10 of the top consumer headsets.

In PCs, the Intel Bluetooth Wi-Fi combo chips are shipping, as we see ever more applications for and interest in Bluetooth low energy in keyboards, mice, remote controls, health and fitness, etc.

And in digital still cameras and tablets, we continue to see increasing attach rates.

Here are a few examples of products with our GPS technology.

Finally, let’s move to our automotive at PND Business Units. We had revenues of $45.7 million, a 3% increase relative to Q1 of 2010 and a decrease of 18% relative to Q4 2010. We do expect the capacity constraints for some of our GPS products to ease by the end of the second quarter, in line with our earlier announcement.

We see continued strengthen the aftermarkets for in vehicle navigation, especially in China.

So far, we have not seen a material impact of the Japan earthquake and tsunami on our business, but we are monitoring this closely, as its effects on the supply chain might still be felt.

And in terms of our ‘Catalysts for Growth’, we take a 40-nanometer Prima 2 during the quarter. As you know we have a lot of customer interest for this part, and we’ve added three automotive Wi-Fi design wins, bringing the total to 10. We launch the CSR 6,000 the world’s first fully automotive qualified Wi-Fi solution.

Before I hand over to Will, one more point.

As you all know, we are very focused on our execution. After 3.5 years of investment and a range of test chips, we showed 13 at our October 2010 Analyst Day. We have [taken out multiple] commercial 40-nanometer chips. SIRFSTARIV 5 is in our lab in April and we are preparing to sample the chip to a Tier 1 customer in a few weeks.

We are working on a full range of audio chips. We are working on Bluetooth low energy.

All in all, we have 28 products in active development for 2011 and 2012. Our ‘Catalyst for Growth’ and our keen focus on execution excellence remain our priority, with a dedicated and ring-fenced organization under our Senior Vice President of development. And with that, I hand over to Will.

Will Gardiner

CFO

Thanks very much, Joep. Turning to our financial highlights for the first quarter.

Overall the quarter was in line with guidance and in line with market expectations.

Revenue was $163.9 million, down from $173 million in the year earlier period, but in line with guidance and our business units are performing in line with expectations as well.

Gross margins were strong at 49.1%, up 2.6 points on the prior year period and up 40 basis points from Q4. This reflects the on-going shift in our business mix, but also the increasing success of newer, higher margin products.

At the end we’ve delivered underlying EPS of $.02, which is a function of a breakeven operating profit and small levels of finance income, as well as R&D tax credits, that delivered the $.02.

As one can see from the financial highlights, while revenue has declined by about $9 million year on year, our improvement in gross margins has meant that gross profit dollars have remained stable at about $80 million.

Underlying R&D expenditures have increased year on year, although they are relatively stable compared to the fourth quarter of last year, as we invest in our road map of differentiated 40-nanometer parts.

Underlying SG&A expenditure has also increased significantly year on year by $5.4 million, although again, those are down from $32.5 million in the fourth quarter of 2010. Importantly, looking out for the rest of the year, we expect SG&A expenditures to decline through the year.

As our audio and consumer and automotive and PND business have grown faster than our handset business, our business has shifted considerably. In the first quarter of 2011, 42% of our business was in handsets, relative to 50% in the first quarter last year.

30% of our business was in audio and consumer in the first quarter of 2011, versus 25% in the first quarter of 2010. And 28% of our business was in automotive and PND, relative to 25% in the year earlier period.

This marks the fundamental shift in our business towards areas that are higher gross margin and where we fundamentally control more of the platform and have leading market positions with higher market shares.

We’ve seen steady improvements in our underlying gross margins. We are comfortably within our high 40s gross margin target range, and we are not changing that target range.

It’s important to note that not only has this shift been driven by a change in mix, but also that our newer products are tending to have higher margins than the products they replace, which is good evidence that our focus on gross margins and differentiation is bearing fruit.

I’ve already mentioned the key drivers for operating expense in Q1, but I wanted to reiterate a couple of points here.

Our R&D expense has risen in line with plans, as we continue our commitment to invest in our road map. We expect to continue our commitment to the road map through this year and beyond.

Our SG&A has come down slightly from Q4 as our overall litigation expense has declined.

It’s important to note that we settled several pieces of important litigation in the first quarter. The most important was Broadcom, but we also settled with [Ryland] and sophisticated patent controls such that we have long-term license to their portfolio, which is quite extensive.

With the resolution of those cases, our overall litigation expense burden has reduced, although we have other cases on-going, as always.

Going forward, SG&A should decline further.

Overall we continue to expect operating expenses to be towards the high end of the range of $305-$350 million that we have guided to before.

Cash declined during the quarter from $440 million to $400.8 million, and this was driven primarily by two factors, a seasonal build-up of working capital, as we ramp production for the seasonally higher revenue quarters, the total working capital impact was an outflow of $18.8 million similar to the $19 million in the first quarter of 2010, and cash outflows in the quarter of $25 million for the purchase of treasury shares as our share buyback continued.

Our inventory has risen during the first quarter. This is both in line with normal seasonality, i.e. we are ramping up as we enter the seasonally high second quarter. And in addition it is higher because we are ramping up several new products which has driven inventory days higher than normal.

Our receivables are healthy at 38 days, and as ever, our payable levels are in line with normal payment terms through our suppliers.

As discussed we have settled several cases during the course of the quarter. However, several new suits were also launched in the quarter, as often happens in our industry. We will continue to defend our position vigorously and update the market when we have material news.

Thank you for your attention, and with that I will turn it back over to Joep.

Joep van Beurden

Thank you, Will.

Now, let me give you a brief update on the merger with Zoran. We’ve done a lot of work over the past two months. I’ve met with leading customers across our businesses and regions and received positive feedback on the strategic rationale for the merger.

To give you a flavour, I met with Nokia, Samsung television, cameras, handsets and set-top boxes, met with [indiscernible], Nintendo, Kiota, and Sony television.

We passed Hart-Scott-Rodino and filed the S-4 with the SEC. We are planning the integration comprehensively and the project is in full swing.

We are confident of the $50 million in cost synergies to be delivered by the end of 2011.

As you’ve all seen, yesterday Zoran reported Q1 2011 results and guided the market for Q2. We are currently evaluating the implications of these disclosures.

As for the outlook, our audio and consumer business is growing strongly. In automotive and PNDs, we maintaining a strong design win pipelines and in handsets we have key design wins in smartphones, but we do see weakness in some parts of the handset market. And we are very focused on and we are doing well with our ‘Catalysts for Growth’.

For Q2, we are guiding between $185 million and $200 million. And with that, we want to go to questions.

Operator

Sir, there seems to be no questions on the line. If you’d like to commence any closing remarks?

Joep van Beurden

Well, yes, I would like to thank everybody for the attention and if you have any follow-on you know where to find us. Thank you very much.

Will Gardiner

Thanks very much.

Operator

Thank you all very much for attending.

[End]

Forward-looking statements

This communication contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the proposed merger with Zoran Corporation (the ‘Proposed Merger’), as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Proposed Merger, and (iii) the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Proposed Merger.

These forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate, including the current beliefs and expectations of the management of Zoran and CSR with respect to the Proposed Merger, and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s ability to control or estimate precisely and include, without limitation: the possibility that the Proposed Merger does not close when expected or at all; the ability to realize the expected synergies from the Proposed Merger in the timeframe anticipated; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost- efficient manner; the development of the markets for CSR’s products and the products of the combined company following completion of the Proposed Merger; the ability of CSR to develop and market products integrating CSR’s and Zoran’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR and Zoran; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR and, following completion of the Proposed Merger, the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. CSR cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this communication. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this communication should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Merger involving CSR and Zoran. In connection with the Proposed Merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the Proposed Merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION

STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the Proposed Merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.csr.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Proposed Merger. CSR has filed the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the Proposed Merger. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.csr.com. Additional information regarding the interests of such potential participants is included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Proposed Merger.